SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 25, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
25 July 2013

Number:
17/13

BHP BILLITON APPROVES ESCONDIDA WATER SUPPLY PROJECT

BHP Billiton today approved an investment of US$1,972 million (BHP Billiton share) to sustain operations at Escondida in Chile, by constructing a new 2,500 litre per second sea-water desalination facility.

The project will ensure continued water supply to Escondida, as water use increases upon completion of the 152,000 tonne per day OGP1 copper concentrator.

Construction of the new desalination facility will commence in July 2013 and will include the development of two pipelines, four high pressure pump stations, a reservoir at the mine site and high voltage infrastructure to support the system. The new facility will be commissioned in 2017.

BHP Billiton Copper President, Peter Beaven, said: “Securing a sustainable water supply in the Atacama Desert is a major priority for all Chilean copper producers, so the approval of the Escondida Water Supply project is a significant milestone for our business. The new desalination facility will minimise our reliance on the region’s aquifers, which will help us to meet our environmental commitments and enable us to achieve our long-term business strategy.”

Escondida is located 3,100 meters above sea level, 170km South-East of the City of Antofagasta. It is owned by BHP Billiton (57.5%), Rio Tinto (30.0%), JECO Corporation (10.0%) and JECO 2 Ltd (2.5%). BHP Billiton operates the Escondida mine.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia
Gabrielle Notley
Tel: +61 3 9609 3830
Mobile: +61 477 325 803
email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211
Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360
Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom
Ruban Yogarajah
Tel: +44 20 7802 4033
Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462
Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas
Jaryl Strong Tel: +1 713 499 5548
Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575
Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa
Tara Dines
Tel : +44 20 7802 7113
Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158
Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office:
180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757
Fax +61 3 9609 3015

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000
Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : July 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary